Exhibit 99

McGladrey & Pullen
Certified Public Accountants

APEX INNOVATIONS, INC. AND SUBSIDIARY

Consolidated Financial Report
February 28, 2003

McGladrey & Pullen, LLP is an independent member firm of
RSM International, an affiliation of independent accounting
and consulting firms.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
Apex Innovations, Inc.
Kansas City, Missouri

We have audited the accompanying consolidated balance sheet of Apex Innovations, Inc. and subsidiary as of February 28, 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for the period from March 1, 2002 (date of inception) to February 28, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financials statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Apex Innovations, Inc. and subsidiary as of February 28, 2003, and the results of their operations and their cash flows for the period from March 1, 2002 (date of inception) to February 28, 2003 in conformity withaccounting principles generally accepted in the United  States of America.

Kansas City, Missouri
April 14, 2003

APEX INNOVATIONS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
February 28, 2003

ASSETS (Note 4)
Current Assets
Cash	$46,430
Receivables:
Accounts (Note 10)	424,188
Stock subscriptions	233,087
Prepaid expenses and other assets	10,801
Total current assets	714,506
Leasehold Improvements and Equipment, net (Note 4)	889,469
Other Assets
Goodwill (Note 3)	2,033,748
Intangible assets, net (Note 3)	1,198,754
Software development costs, net (Note 3)	2,103,837
Deposits and other assets (Note 4)	213,331
5,549,670
$7,153,645
Current Liabilities
Current maturities of long-term debt and capital lease obligations (Note 5)	$314,094
Accounts payable	180,104
Accrued expenses	653,588
Deferred revenue	58,584
Total current liabilities	1,206,370
Long-Term Debt and Capital Lease Obligations, less current maturities (Note 5)	2,378,595
Deferred Taxes (Note 7)	227,000
Commitments (Note 8)
Stockholders’ Equity
Common stock, $0.25 par value; authorized 30,000,000 shares; issued and outstanding 22,494,850	3,785,480
Stock subscriptions, net	450,000
Accumulated deficit	(333,887)
3,901,593
Less stockholders’ notes receivable and stock subscriptions receivable (Note 6)	559,913
3,341,680
$7,153,645

See Notes to Consolidated Financial Statements.

APEX INNOVATIONS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
For the Period from March 1, 2002 (Date of Inception) to February 28, 2003

Revenues (Note 10)	$5,329,112
Direct expenses	3,280,237
Gross profit	2,048,875
Selling, general and administrative expenses	2,515,155
Operating (loss)	(466,280)
Financial income (expense)
Interest income (Note 6)	24,826
Interest (expense) (Note 5)	(122,433)
(97,607)
(Loss) before income taxes (benefits)	(563,887)
Provision for income taxes (benefits) (Note 7)	(230,000)
Net (loss)	$(333,887)

See Notes to Consolidated Financial Statements.

APEX INNOVATIONS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
For the Period from March 1, 2002 (Date of Inception) to February 28, 2003

	Shares of Common Stock	Common Stock	Stock Subscriptions	Accumulated Deficit	Stockholders’ Notes Receivable and Stock Subscriptions	Total
Balance, March 1, 2002	—	$—	$—	$—	$—	$—
Consideration contributed by continuing stockholders’ interests	9,000,000	411,768	—	—	—	411,768
Issuance of common stock for cash of $370,000, conversion of note payable of $450,000 and related accrued interest (Note 2)	3,294,850	823,712	—	—	—	823,712
Issuance of common stock	9,000,000	2,250,000	—	—	—	2,250,000
Issuance of common stock in exchange for notes receivable (Note 2)	1,200,000	300,000	—	—	(300,000)	—
Principal payments received on notes receivable (Note 2)	—	—	—	—	7,000	7,000
Stock subscriptions for 2,000,000 shares of common stock, net of $50,000 of financing costs	—	—	450,000	—	(266,913)	183,087
Net (loss)	—	—	—	(333,887)	—	(333,887)
Balance, February 28, 2003	22,494,850	$3,785,480	$450,000	$(333,887)	$(559,913)	$3,341,680

See Notes to Consolidated Financial Statements.

APEX INNOVATIONS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Period Ended March 1, 2002 (Date of Inception) to February 28, 2003

Cash Flows from Operating Activities
Net (loss)	$(333,887)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	207,566
Amortization	446,443
Deferred taxes (benefits)	(230,000)
Changes in assets and liabilities, net of the effects of the purchase of Governance Solutions, LLC and Apex Associates, Inc.:
(Increase) decrease in:
Accounts receivable	(98,166)
Prepaid expenses and other assets	(97,300)
Increase (decrease) in:
Accounts payable	(116,685)
Accrued expenses	429,730
Deferred revenue	58,584
Net cash provided by operating activities	266,285
Cash Flows from Investing Activities
(Increase) in deposits	(27,370)
(Increase) in other assets	(86,999)
Purchase of leasehold improvements and equipment	(219,912)
Proceeds from maturity of certificate of deposit	92,000
Purchase and capitalization of software development costs	(1,139,492)
Cash paid to acquire Governance Solutions, LLC and Apex Associates, Inc.	(1,399,080)
Net cash (used in) investing activities	(2,780,853)
Cash Flows from Financing Activities
Principal payments received on stockholders’ notes receivable	7,000
Proceeds from the issuance of common stock	2,620,000
Proceeds from borrowings on long-term debt	73,728
Principal payments on long-term debt and capital lease obligations	(139,730)
Net cash provided by financing activities	2,560,998
Net increase in cash	46,430
Cash
Beginning	—
Ending	$46,430

See Notes to Consolidated Financial Statements.

APEX INNOVATIONS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Period Ended March 1, 2002 (Date of Inception) to February 28, 2003

Supplemental Disclosures of Cash Flow Information
Cash paid for:
Interest	$91,441
Income taxes	—
Supplemental Disclosures of Noncash Investing and Financing Activities
Capital lease obligations incurred for use of equipment	$512,472
Acquisition of Governance Solutions, LLC and Apex Associates, Inc.
Working capital	$(48,840)
Equipment and deposits	375,447
Intangible assets	1,403,709
Goodwill	2,033,748
Software development costs	1,200,000
Long-term debt assumed and issued	(2,696,216)
Deferred taxes	(457,000)
1,810,848
Cash paid, net of $100,920 cash acquired	(1,399,080)
Issuance of shares of common stock	$411,768
Issuance of shares of common stock upon conversion of note payable and accrued interest	$453,712
Stock acquisition costs incurred on account	$50,000

See Notes to Consolidated Financial Statements.

APEX INNOVATIONS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Apex Innovations, Inc. (the Company or Innovations) was formed to develop, build and market a proprietary, web based software product that is sold to local/state/federal government and commercial businesses to provide full life-cycle management of their capital or emergency projects, with related work processes, in a collaborative inter-agency environment. Apex Associates, Inc. is a wholly owned subsidiary of the Company. Apex Associates, Inc. provides consulting services in operations and technology. These services are provided to customers in the United States of America.

A summary of the Company’s significant accounting policies consistently applied in the preparation of the consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of Apex Innovations, Inc. and its wholly-owned subsidiary, Apex Associates, Inc. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates.

The Company’s operations are affected by numerous factors including the development of new technologies, changes in and obsolescence of existing technologies, customer preferences, new laws and government regulations and policies. The Company cannot predict what impact, if any, the occurrence of these or other events might have on the Company’s operations and cash flows. Significant estimates and assumptions made by management are used for, but not limited to, the Company’s capitalization and amortization polices with respect to software development costs, allowance for doubtful accounts, the estimated useful lives and the recoverability of the carrying value of long-lived and intangible assets, the fair value of the Company with respect to the potential impairment of goodwill and the realizability of the deferred tax assets.

Trade Receivables

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. There is no allowance for doubtful accounts as of February 28, 2003.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 30 days. Interest is not charged on trade receivables that are outstanding for more than 30 days.

Leasehold Improvements and Equipment

Leasehold improvements and equipment are stated at cost. Depreciation is computed by the straight-line method over the equipment’s useful lives which range from three to five years. Leasehold improvements are amortized over the shorter or the useful life of the asset or the term of the lease. Amortization expense on capital leases is included with depreciation expense.

Goodwill

Effective March 1, 2002, the Company adopted SFAS 142, “Goodwill and Other Intangible Assets”. Goodwill and other intangible assets deemed to have indefinite useful lives are no longer amortizable but are subject to impairment tests at least annually, or more frequently if circumstances occur that indicate impairment may have occurred. Other intangible assets continue to be amortized over their useful lives.

For goodwill, the impairment evaluation includes a comparison of the carrying value of each reporting unit (including goodwill) to that reporting unit’s fair value. Management of the Company has determined the Company is comprised of only one reporting unit. If the reporting unit’s estimated fair value exceeds the reporting unit’s carrying value, no impairment of goodwill exists. If the fair value of the reporting unit does not exceed the unit’s carrying value, then an additional analysis is performed to allocate the fair value of the reporting unit to all of the assets and liabilities of that unit as if that unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the excess of the fair value of the reporting unit over the fair value of the identifiable assets and liabilities is less than the carrying value of the unit’s goodwill, an impairment charge is recorded for the difference.

Goodwill is tested for impairment annually after the budgeting process is complete. The fair value of the Company was estimated using the expected present value of future cash flows. In assessing the fair value of the Company, management must make assumptions about estimated future operating results and related cash flows and consider other factors, including comparable company information. Assumptions about future sales and cash flows require significant judgment involving economic conditions, the fluctuation of actual revenue and the timing of expenses. Management develops future sales estimated based on available customer information, planned timing of new products and services, planned timing and costs of software development and historical trends. If the expected cash flows are not realized, impairment losses, which could be material, may be recorded in the future.

At December 1, 2002, management determined that no such impairment existed. As a result, there were no impairment charges recorded for the period ended February 28, 2003.

Trademarks and Tradenames

Trademarks and tradenames are stated at cost. Amortization is being computed by the straight-line method over fifteen years.

Covenant Not to Compete Agreements

Covenant not to compete agreements are stated at cost. Amortization is being computed by the straight-line method over the life of the agreement.

Customer List

Customer list is stated at cost. Amortization is being computed by the straight-line method over the estimated useful life of the City of Kansas City, Missouri contract (through April 2004).

Patents

Patents are stated at cost. Amortization is computed by the straight-line method over the life of the patent, seventeen years.

Software Development Costs

The Company capitalizes software development costs in accordance with the Statement of Financial Accounting Standard No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. The capitalization of these costs begins when a product’s technological feasibility has been established, which is the completion of a detail program design, and ends when the product is available for general release to customers. Costs incurred prior to this date are expensed as incurred. The Company will amortize these costs on a straight-line basis over an estimated useful life of five years or on the ratio of current revenue to total projected revenue, whichever is shorter once the product is available to customers. It is reasonably possible that those estimates of projected product revenues, the remaining estimated economic life of the product or both would be reduced significantly in the near term due to competitive pressures or technological changes. As a result, the carrying amount of the capitalized software development costs may be reduced materially in the near term.

Deferred Financing Costs

Deferred financing costs are being amortized over the life of the related loan by the effective interest method.

Prepaid Lease Commission

Prepaid lease commission is being amortized over the life of the related lease by the straight-line method.

Income Taxes

Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense was $71,702 for the period from March 1, 2002 (date of inception) to February 28, 2003.

Revenue Recognition

Revenue is recognized as services are rendered or software is sold. Hosting revenue is recognized in the month the service pertains to. Support contracts are billed once a year. Revenue is recognized in the month the support relates to. The remaining portion for future service is deferred.

Impairment Policy

Long-lived assets other than goodwill are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets will be written down to the estimated fair value and such loss is recognized in income from continuing operations in the period in which the determination is made. Management has determined that no impairment of long-lived assets currently exists. The Company has concluded that no impairment in the carrying amounts of long-lived assets existed at February 28, 2003.

Note 2.      Formation and Acquisition Transaction

Apex Innovations, Inc. (Innovations) was formed on February 26, 2002 for the purpose of facilitating the following acquisition transaction. On March 1, 2002, Innovations entered into a series of simultaneous transactions with the sole stockholder of Apex Associates, Inc. (Apex), the members’ of Governance Solutions, LLC (Governance) (collectively the Predecessor), and new investors. The sole stockholder of Apex was also previously the controlling member of Governance. Management of the Predecessor previously held a minority interest in Governance. Upon completion of the series of transactions a change in voting control of the Company occurred with the management group collectively controlling a 51.1 percentage interest in Innovations and the former controlling owner of the Predecessor owning an 8.9 percentage interest in Innovations. The combined proportionate residual interest in the Predecessor previously held by the management group and the former controlling owner retained in Innovations has been carried over at the Predecessor basis. As such, a new basis of accounting was established at March 1, 2002 only for the proportionate interest in Innovations represented by new investment. Accordingly, the common shares of Innovations issued to the former Governance members have been recorded at less than their stated par value. The carrying value of the Predecessor’s tangible net assets approximated fair value and, as such, the residual interest of the Predecessor carried over has resulted in the goodwill, intangible assets and software development costs being recorded at less than their fair value.

The combined purchase price of the Predecessor, including expenses directly related to the transactions, has been allocated to the assets and liabilities of the Predecessor based on their respective adjusted fair value described above. The excess purchase price over the fair value of tangible and identifiable intangible assets in the amount of approximately $2,034,000 was allocated to goodwill of which approximately $788,000 is expected to be deductible for income tax purposes.

The following is a summary of the series of simultaneous transactions entered into by the Company:

•       The members of Governance contributed their Class A and Class B membership interests in exchange for 15,000,000 shares of common stock of the Company.

•       The Company redeemed 6,000,000 shares of common stock of one stockholder for $1,500,000.

•       The Company purchased all the common stock of Apex for $2,156,139 in the form of a $681,552 note payable to the former stockholder of Apex and assumption of $1,474,587 of notes payable.

•       The management group contributed cash of $370,000, converted a note payable and accrued interest of $453,712 for 3,294,850 shares of common stock of the Company.

•       The Company issued 1,200,000 shares of stock in exchange for $300,000 in notes receivable from management.

•       The Company issued 9,000,000 shares of common stock for $2,250,000 to new stockholders.

The following is a summary of the purchase price allocation for the Apex and Governance acquisition transactions:

Current assets, net of cash acquired	$425,522
Equipment and deposits	375,447
Software development costs	1,200,000
Goodwill	2,033,748
Intangible assets	1,403,709
Current liabilities	(474,362)
Notes payable, capital leases and long-term debt	(2,696,216)
Deferred taxes	(457,000)
Issuance of shares of common stock	(411,768)
Net cash paid	$1,399,080

For intangible assets subject to amortization, the Company allocated the following values related to these transactions:

Intangible Assets	Value	Amortization Period
Customer list	$200,000	2 years
Covenant not to compete agreements	100,000	2 years
Trademarks and tradenames	200,000	15 years
Patents	903,709	17 years
	$1,403,709

The operations of Apex and Governance have been included in the statement of income for the period from March 1, 2002 (date of inception) to February 28, 2003.

The following are condensed balance sheets of Apex and Governance as of February 28, 2002:

	Governance	Apex
ASSETS
Current assets	$128,718	$866,210
Equipment, net	252,404	112,247
Software development costs	983,757	—
Other assets, primarily goodwill	219,752	799,222
	$1,584,631	$1,777,679
LIABILITIES AND MEMBERS’ AND STOCKHOLDERS’ EQUITY
Current liabilities	$775,918	$315,297
Long-term liabilities	39,365	—
Members’ equity	769,348	—
Stockholders’ equity	—	1,462,382
	$1,584,631	$1,777,679

Note 3.      Acquired Intangible Assets and Goodwill

The following is a summary of the Company’s acquired intangible assets as of February 28, 2003:

	Weighted
	Average
	Remaining	Gross Carrying	Accumulated	Net Carrying
	Life in Years	Amount	Amortization	Value
Trademarks and tradenames	14.0	$200,000	$13,333	$186,667
Covenant not to compete agreements	1.2	100,000	46,154	53,846
Customer list	1.2	200,000	92,308	107,692
Patents	16.0	903,709	53,160	850,549
		$1,403,709	$204,955	$1,198,754

Amortization expense for the period from March 1, 2002 (date of inception) to February 28, 2003 was $204,955.

Estimated amortization expense for each of the next five years is as follows:

Year Ending February 28:
2004	$204,954
2005	89,569
2006	66,493
2007	66,493
2008	66,493

The changes in the carrying amount of goodwill for the period from March 1, 2002 (date of inception) to February 28, 2003 are as follows:

Balance, March 1, 2002	$—
Goodwill acquired during the year	2,033,748
Impairment losses	—
Goodwill written off related to a sale of business unit	—
Balance, February 28, 2003	$2,033,748

Note 4.      Supplementary Balance Sheet Data

Leasehold Improvements and Equipment
Leasehold improvements	$56,776
Equipment, furniture and fixtures	1,040,259
1,097,035
Less accumulated depreciation and amortization	(207,566)
$889,469
Deposits and Other Assets
Deposits	$38,166
Deferred financing costs	130,998
Prepaid lease commission	44,167
$213,331

Note 5.      Pledged Assets, Line of Credit, Long-Term Debt and Subsequent Event

Line of Credit

The Company has a revolving line of credit limited to the lesser of 1) eighty percent of eligible accounts receivable as defined in the agreement or 2) $500,000, due November 18, 2003, secured by substantially all assets of the Company and assignment of three life insurance policies on two stockholders. The borrowing base at February 28, 2003 was $338,289. Interest is payable monthly at prime plus 1.0% (5.25% at February 28, 2003). There were no borrowings outstanding at February 28, 2003. Subsequent to year end, the Company borrowed $100,000 on this line of credit.

Long-Term Debt

Long-term debt consists of the following at February 28, 2003:

Note payable to bank, due in monthly installments of $3,240 including interest at prime plus 1.0% (5.25% at February 28, 2003) through November 10, 2004, when all remaining principal and interest are due. The note is secured by substantially all assets of the Company and assignments of life insurance policies.	$64,838
Note payable to individual, with interest only due quarterly at prime plus 1% adjusted annually at the anniversary date of the note (March 2002) (5.75% at February 28, 2003). The note is due March 27, 2005, when all remaining principal and interest are due. The note is subordinated to the bank debt described above. The note is collateralized by substantially all the assets of Apex Associates, Inc.	402,798

Note payable to a stockholder (former majority owner of Apex Associates, Inc. in connection with the purchase of Apex Associates, Inc.). Interest only is due quarterly at prime plus 1% adjusted annually at the anniversary date of the note (March 2002) (5.75% at February 28, 2003). The note is due March 27, 2005, when all remaining principal and interest rate are due. The note is subordinated to the bank debt described above. The note is collateralized by substantially all the assets of Apex Associates, Inc. Interest expense related to this note was $36,465 for the period from March 1, 2002 (date of inception) to February 28, 2003.

681,551

The Company also has two notes payable to stockholders in the amount of $1,071,790 at February 28, 2003. Interest only is due quarterly at prime plus 1% adjusted annually at the anniversary date of the note (March 2002) (5.75% at February 28, 2003). The note is due March 27, 2005, when all remaining principal and interest are due. The notes are subordinated to the bank debt described above. The notes are collateralized by substantially all the assets of Apex Associates, Inc. Interest expense related to these notes was $57,345 for the period from March 1, 2002 (date of inception) to February 28, 2003.

1,071,790
Capital lease obligation, due in monthly installments of $10,000 through September 30, 2004. Included in leasehold improvements and equipment was cost and accumulated depreciation at February 28, 2003 of $300,000 and $8,333, respectively.	260,000
Capital lease obligation, due in monthly installments of $5,079 through October 2004. Included in leasehold improvements and equipment was cost and accumulated depreciation at February 28, 2003 of $117,822 and $13,746.	95,608
Capital lease obligations, due in monthly installments ranging from $655 - $3,934 at a discount rates ranging from 7.4% - 26.6% due March 2004 through June 2004. Included in leasehold improvements and equipment was cost and accumulated depreciation at February 28, 2003 of $196,348 and $54,800, respectively.	116,104
2,692,689
Less current maturities	314,094
$2,378,595

Aggregate maturities on long-term debt and capital lease obligations at February 28, 2003 are as follows:

	Capital Leases	Notes Payable	Total
Year Ending February 28:
2004	$295,964	$36,313	$332,277
2005	195,686	28,525	224,211
2006	—	2,156,139	2,156,139
	491,650	$2,220,977	2,712,627
Less amount representing interest	19,938		19,938
			$2,692,689
Present value of future minimum capital lease commitments	471,712
Less current maturities	277,781
	$193,931

Note 6.      Notes Receivable, Stockholders

There are two $150,000 notes due from stockholders. These notes bear interest at prime rate as determined by the Midwestern Edition of the Wall Street Journal plus 1.0% adjusted annually on the anniversary date of the notes (March 27, 2002) (5.75% at February 28, 2003). Interest is due quarterly. Principal payments of $1,000 each are due quarterly. The outstanding balance at February 28, 2003 was $293,000. Interest income related to these notes was $16,053 for the period from March 1, 2002 (date of inception) to February 28, 2003.

The Company also has $500,000 of stock subscriptions receivable which are required to be paid by May 23, 2003 of which $233,087 was paid by April 14, 2003 and classified as an asset at February 28, 2003.

Note 7.      Income Taxes

Deferred taxes consist of the following at February 28, 2003:

Deferred tax assets:
Accrued expenses	$91,000
Net operating loss carryforwards	125,000
Contribution carryforward	2,000
218,000
Deferred tax liabilities:
Leasehold improvements and equipment	(25,000)
Goodwill and intangibles	(420,000)
(445,000)
$(227,000)

The loss carryforward of approximately $278,000 expires February 28, 2023.

The provision for income taxes (benefits) for the period from March 1, 2002 (date of inception) to February 28, 2003 is as follows:

Current	$—
Deferred	(230,000)
$(230,000)

Note 8.      Leases

The Company leases office space under a noncancellable operating lease that expires October 31, 2004 and requires monthly payments of $23,354. Total rental expense for the period from March 1, 2002 (date of inception) to February 28, 2003 was approximately $170,000.

Future minimum lease payments are as follows:

Year Ending February 28:
2004	$280,245
2005	186,830
$467,075

Note 9.      Employee Benefit Plan

The Company has a 401(k) plan covering substantially all of its employees. Qualified employees are allowed to contribute the annual limit prescribed by the Internal Revenue Service. The Company, at their discretion, matches 50% up to 4% of the employee’s contribution. The Company matching contribution for the period from March 1, 2002 (date of inception) to February 28, 2003 was $35,577.

Note 10. Major Customer

The Company has one major customer. For the period from March 1, 2002 (date of inception) to February 28, 2003 revenue from the customer was 87%. Accounts receivable from that customer was $395,461 as of February 28, 2003.

The Company has entered into a contract with this customer to provide consulting services. The contract expires on April 30, 2004. The maximum amount of this contract is approximately $8,000,000.